UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Westside Energy Corporation**
(Name of Issuer)

Common Stock
(Title of Class of Securities)

96149R100**
(CUSIP Number)

June 24, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

___________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Reporting Persons have previously reported holdings of Common Stock of the Issuer on Schedule 13D.

** According to public statements of the Issuer, on June 26, 2008 the Issuer completed a business combination and changed its name to Crusader Energy Group, Inc. The CUSIP number for Issuer’s common stock is now 228834107.

CUSIP NO.	96149R100**

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trafelet Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,419,500 shares (1,680,000 as of this filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,419,500 shares (1,680,000 as of this filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,419,500 shares (1,680,000 as of this filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 5.5% (0.85% as of this filing) Refer to Item 4 below.

CUSIP NO.	96149R100**

12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP NO.	96149R100**

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trafelet & Company, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,419,500 shares (1,680,000 as of this filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,419,500 shares (1,680,000 as of this filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,419,500 shares (1,680,000 as of this filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

CUSIP NO.	96149R100**

11	Percent of Class Represented by Amount in Row (9)* 5.5% (0.85% as of this filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	96149R100**

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Remy Trafelet
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,419,500 shares (1,680,000 as of this filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,419,500 shares (1,680,000 as of this filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,419,500 shares (1,680,000 as of this filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

CUSIP NO.	96149R100**

11	Percent of Class Represented by Amount in Row (9)* 5.5% (0.85% as of this filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

CUSIP NO.	96149R100**

Item 1.

(a)	Name of Issuer
Westside Energy Corporation**
(b)	Address of Issuer’s Principal Executive Offices
3131 Turtle Creek Blvd Ste 1300 Dallas, TX 75219

Item 2.

(a)	Name of Person Filing
Trafelet Capital Management, L.P. Trafelet & Company, LLC Remy Trafelet
(b)	Address of Principal Business Office or, if none, Residence
590 Madison Ave 37th Floor New York, NY 10022
(c)	Citizenship
Trafelet Capital Management, L.P. - Delaware Trafelet & Company, LLC - Delaware Remy Trafelet - United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
96149R100**

CUSIP NO.	96149R100**

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

Trafelet Capital Management, L.P. - 1,419,500 shares (1,680,000 as of this filing)

Trafelet & Company, LLC - 1,419,500 shares (1,680,000 as of this filing)

Remy Trafelet - 1,419,500 shares (1,680,000 as of this filing)

(b)	Percent of Class
Trafelet Capital Management, L.P. - 5.5% (0.85% as of this filing) Trafelet & Company, LLC - 5.5% (0.85% as of this filing) Remy Trafelet - 5.5% (0.85% as of this filing)
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote

CUSIP NO.	96149R100**

Trafelet Capital Management, L.P. - 0 shares Trafelet & Company, LLC - 0 shares Remy Trafelet -0 shares
(ii)	shared power to vote or to direct the vote

Trafelet Capital Management, L.P. - 1,419,500 shares (1,680,000 as of this filing)

Trafelet & Company, LLC - 1,419,500 shares (1,680,000 as of this filing)

Remy Trafelet - 1,419,500 shares (1,680,000 as of this filing)

(iii)	sole power to dispose or to direct the disposition of
Trafelet Capital Management, L.P. - 0 shares Trafelet & Company, LLC - 0 shares Remy Trafelet - 0 shares
(iv)	shared power to dispose or to direct the disposition of

Trafelet Capital Management, L.P. - 1,419,500 shares (1,680,000 as of this filing)

Trafelet & Company, LLC - 1,419,500 shares (1,680,000 as of this filing)

Remy Trafelet - 1,419,500 shares (1,680,000 as of this filing)

*** Shares reported herein are held by several private investment funds for which Trafelet Capital Management, L.P. serves as the investment manager. Trafelet & Company, LLC serves as the general partner of Trafelet Capital Management, L.P. and Remy Trafelet serves as managing member of Trafelet & Company, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP NO.	96149R100**

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	96149R100**

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 7, 2008

TRAFELET CAPITAL MANAGEMENT, L.P.

By: Trafelet & Company, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

TRAFELET & COMPANY, LLC

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

REMY TRAFELET

By: /s/ Remy Trafelet

Remy Trafelet, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of July 7, 2008, is by and among Trafelet Capital Management, L.P., Trafelet & Company, LLC, and Remy Trafelet (collectively, the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock of Heckmann Corporation beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

TRAFELET CAPITAL MANAGEMENT, L.P.

By: Trafelet & Company, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

TRAFELET & COMPANY, LLC

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

REMY TRAFELET

By: /s/ Remy Trafelet

Remy Trafelet, individually